Exhibit 99.1

VIA SEDAR

September 12, 2013

British Columbia Securities Commission	Alberta Securities Commission
Saskatchewan Securities Commission	Manitoba Securities Commission
Ontario Securities Commission	Office of the Administrator of Securities, New
Nova Scotia Securities Commission	Brunswick
The Toronto Stock Exchange

Dear Sirs:

Re: Burcon NutraScience Corporation - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure, the matters voted upon and the outcome of the votes at the Annual Meeting of Shareholders of Burcon NutraScience Corporation (the "Corporation") held on September 11, 2013 in Vancouver, British Columbia are as follows:

1.	Election of Directors

There were eight nominees proposed for election as director. However, the number of directors has been set at seven by the board of directors of the Corporation. According to proxies received and a vote by ballot, the following sets out the number of votes each individual received:

Nominee	Votes For	%	Votes	%
			Withheld
Allan Yap	11,344,237	93.95	730,639	6.05
Rosanna Chau	11,695,755	96.86	379,121	3.14
David Lorne John Tyrrell	11,747,455	97.29	327,421	2.71
Alan Chan	11,646,955	96.46	427,921	3.54
Matthew Hall	11,349,831	94.00	725,045	6.00
J. Douglas Gilpin	11,747,455	97.29	327,421	2.71
Bradford Allen	11,747,455	97.29	327,421	2.71
Peter Kappel	274,886	100	0	0

Given the votes, Allan Yap, Rosanna Chau, David Lorne John Tyrrell, Alan Chan, Matthew Hall, J. Douglas Gilpin and Bradford Allen were elected as directors of the Corporation until the next annual meeting.

2.	Appointment of Auditors

According to proxies received and a vote by show of hands, PricewaterhouseCoopers LLP were re-appointed as auditors of the Corporation for the ensuing year, with the following results:

	Votes For	%	Votes	%
			Withheld
Appointment of Auditor	12,629,761	100*	200	0*

*rounded to the nearest 1/100.

BURCON NUTRASCIENCE CORPORATION

By: “Dorothy K.T. Law”
Name: Dorothy K.T. Law
Title: Senior Vice President, Legal and Corporate Secretary